January 2, 2020

Pei Xu
Chief Financial Officer
Zhongchao Inc.
Nanxi Creative Center, Suite 218
841 Yan' An Middle Road
Jing' An District
Shanghai, China 200040

       Re: Zhongchao Inc.
           Registration Statement on Form F-1/A
           Filed December 27, 2019
           File No. 333-234807

Dear Ms. Xu:

        We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form F-1/A Filed December 27, 2019

Consolidated Financial Statements, page F-1

1. It appears that the last year of audited financial statements will be older than 12 months at the time of the offering. Furthermore, it appears this is the initial public offering of your shares. Accordingly, please update the last year of audited financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit.
       Please refer to Instruction 2 to Item 8.A.4.



       You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Lisa Etheredge,
Staff Accountant, at 202-551-3424, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or
 Pei Xu
Zhongchao Inc.
January 2, 2020
Page 2

Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.



                                                         Sincerely,
FirstName LastNamePei Xu
                                                         Division of
Corporation Finance
Comapany NameZhongchao Inc.
                                                         Office of Trade &
Services
January 2, 2020 Page 2
cc:       Arila Zhou, Esq.
FirstName LastName